UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

29788T 103

(CUSIP Number)

Chinh E. Chu
200 Park Avenue, 58th Floor

New York, NY 10166
(212) 355-5515

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1€, 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29788T 103	Page 2 of 10
SCHEDULE 13D

1.	Names of Reporting Persons.
Chinh E. Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
12,473,143 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,473,143 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,473,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
6.5% (2)
14.	Type of Reporting Person (See Instructions)
IN

(1)	Includes (i) 6,383,143 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), and 5,140,000 warrants to purchase Common Stock (the “Warrants”) owned of record by CC Neuberger Principal Holdings I Sponsor LLC (the “Sponsor”) and (ii) 950,000 shares of Common Stock owned of record by CC NB Sponsor 1 Holdings LLC (“CC”), for which Mr. Chu Person is deemed to have beneficial ownership.

(2)	Percentage is calculated based on 192,184,312 shares of Common Stock deemed to be outstanding as of February 4, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on February 10, 2021 and assumes the exercise of the Warrants.

CUSIP NO. 29788T 103	Page 3 of 10

1.	Names of Reporting Persons.
CC NB Sponsor 1 Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
12,473,143 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,473,143 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,473,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
6.5% (2)
14.	Type of Reporting Person (See Instructions)
OO

(1)	Includes (i) 6,383,143 shares of Common Stock and 5,140,000 Warrants owned of record by the Sponsor, for which CC is deemed to have beneficial ownership and (ii) 950,000 shares of Common Stock owned of record by CC.

(2)	Percentage is calculated based on 192,184,312 shares of Common Stock deemed to be outstanding as of February 4, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on February 10, 2021 and assumes the exercise of the Warrants.

CUSIP NO. 29788T 103	Page 4 of 10
SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value per share (“Common Stock”), of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal executive office at 9600 Great Hills Trail, Suite 300E, Austin Texas 78759.

Item 2.	Identity and Background.

(a, f) This Schedule 13D is filed by Chinh E. Chu, a citizen of the United States and CC NB Sponsor 1 Holdings LLC, a Delaware limited liability company (each a “Reporting Person” and together the “Reporting Persons”).

(b) The business address of the Reporting Persons is 200 Park Avenue, 58th Floor, New York, New York 10166.

(c) Mr. Chu is a member of the Board of Directors of the Issuer and is the Founder and the Senior Managing Partner of CC Capital Partners, LLC.

(d)–(e) During the last five years, neither Reporting Person has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 14, 2020, and as amended January 28, 2021, CC Neuberger Principal Holdings I (“CCNB1”) entered into a Business Combination Agreement with E2open Holdings, LLC, among other parties, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, CCNB1 (i) domesticated as a corporation incorporated in the state of Delaware (the “Domestication”), (ii) acquired a majority interest in E2open Holdings, LLC, such that E2open Holdings, LLC became a subsidiary of CCNB1, and (iii) was renamed E2Open Parent Holdings Inc. These transactions contemplated by the Business Combination Agreement (the “Business Combination”) were approved by a majority of the CCNB1 shareholders at an extraordinary general meeting of the CCNB1 shareholders held on February 2, 2021, and were consummated on February 4, 2021.

In connection with the Business Combination, and pursuant to a Subscription Agreement entered into with CCNB1, CC acquired 950,000 shares of Common Stock, for an aggregate purchase price of $9,500,000. The shares of Common Stock issued pursuant to the Subscription Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. CCNB1 agreed to register the resale of the shares of Common Stock issued under the Subscription Agreement pursuant to a registration statement that must be filed within 30 days after the consummation of the Business Combination. The Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto. The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Subscription Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

CUSIP NO. 29788T 103	Page 5 of 10

Sponsor is controlled by two entities, one of which is CC. The Reporting Persons may be deemed to have shared voting and shared investment power over, and thus to beneficially own, the shares of Common Stock and Warrants held by Sponsor. The Sponsor directly holds 12,766,286 shares of Common Stock, 10,280,000 Warrants, and 2,483,714 shares of Series B-1 common stock of the Issuer. The shares of Series B-1 common stock were issued, together with the shares of Common Stock, in exchange for the Class B ordinary shares of CCNB1 held directly by Sponsor upon consummation of the Domestication in accordance with a side letter dated October 14, 2020, by and among the Sponsor, CC and NBOKS Master Fund (as defined below), among others (the “Sponsor Side Letter”). The shares of Series B-1 common stock automatically convert into Common Stock on a one-for-one basis upon the five-day volume weighted average trading price of the Common Stock exceeding $13.50 per share (subject to adjustment). Until such condition is met, however, the Reporting Persons do not have the right to acquire the Common Stock underlying the shares of Series B-1 common stock. Accordingly, the Common Stock underlying the shares of Series B-1 common stock have been excluded from the Reporting Persons’ beneficial ownership as reported herein. The Series B-1 common stock has no voting rights prior to conversion. Any shares of Series B-1 common stock that have not converted into Common Stock by the tenth anniversary of the closing of the Business Combination shall be automatically cancelled. The foregoing description of the Sponsor Side Letter does not purport to be complete and is qualified in its entirety by reference to the Sponsor Side Letter, which is filed as an exhibit hereto and incorporated by reference herein.

The Reporting Persons’ beneficial ownership in the Common Stock held by the Sponsor is limited by its 50% ownership of the Sponsor through CC. Accordingly, pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the Common Stock and Warrants held by the Sponsor that are not attributable to CC, and has excluded such shares of Common Stock and Warrants from this statement. The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of a Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the Common Stock or Warrants held directly by the Sponsor that are not attributable to CC.

The Sponsor reports its beneficial ownership in the Common Stock separately. Mr. Chu controls CC.

The forgoing securities reported herein were acquired using the working capital of the Sponsor and CC.

Item 4.	Purpose of Transaction.

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Common Stock and Warrants reported herein over which the Reporting Persons may be deemed to have beneficial ownership were acquired for investment purposes.

Investor Rights Agreement

Concurrently with the completion of the Business Combination, on February 4, 2021, the Issuer entered into the Investor Rights Agreement with CC and a number of other parties. The Investor Rights Agreement includes, among other things, the following provisions:

Director Appointment

For so long as the Sponsor and its Permitted Transferees (including CC and their Permitted Transferees (as defined in the Investor Rights Agreement)) beneficially own Economic Interests (as defined in the Investor Rights Agreement) in the Issuer representing at least the percentage shown in the chart below of the Economic Interests beneficially owned by CC immediately after the closing of the Business Combination, CC has the right (on behalf of the Sponsor) to designate the corresponding number of directors to the Issuer’s board of directors (the “Board”) as shown in the chart below (“Sponsor Directors”). After the number of Sponsor Directors is reduced because the percentage beneficially owned of such Economic Interests is reduced, the Sponsor and its Permitted Transferees cannot subsequently increase the number of Sponsor Directors entitled to be designated as a result of its acquisition of beneficial ownership of additional Economic Interests in the Issuer.

CUSIP NO. 29788T 103	Page 6 of 10

Number of Sponsor Directors	Economic Interests Beneficially Owned by the Sponsor (and its Permitted Transferees) as a Percentage of the Economic Interests Beneficially Owned by CC immediately after the Closing of the Business Combination

5	>85%
4	>68%
3	>51%
2	>34%
1	>17%
0	<17%

Voting

For the duration of the Standstill Period (as defined below), the parties to the Investor Rights Agreement agreed to vote all of their respective shares of Common Stock and Class V common stock of the Issuer, as applicable, in favor of the nominees recommended by the Board.

Standstill

The parties to the Investor Rights Agreement further agreed that until the date that is the later of (a) one year after the closing of the Business Combination and (b) the date of the Issuer’s 2022 annual meeting of stockholders (the “Standstill Period”), they will not (i) solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Issuer in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board or its nominating committee or in opposition of any individual nominated by the Issuer pursuant to the Investor Rights Agreement, (ii) nominate any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board (or its nominating committee) (other than by making a non-public proposal or request to the Board or its nominating committee in a manner which would not require the Board or the Issuer to make any public disclosure), (iii) take certain actions contrary to the governance structure of the Issuer other than in accordance with the Investor Rights Agreement, (iv) subject to certain exceptions, enter into a voting trust, voting agreement or similar voting arrangement with respect to securities of the Issuer, (v) form, join or participate in a “group,” as defined in Section 13(d)(3) of the Act in connection with any of the foregoing actions or (vi) make any public disclosure inconsistent with the foregoing.

Lock-Up

The parties to the Investor Rights Agreement further agreed not to transfer any Lock-Up Shares (as defined in the Investor Rights Agreement), between the closing of the Business Combination and the date that is six months after such date (the “Lock-Up Period”), subject to certain customary exceptions. However, for the Reporting Persons, the Lock-Up Shares exclude the Common Stock acquired pursuant to the Subscription Agreement.

Letter Agreement

Pursuant to the Investor Rights Agreement, CC has the right to nominate up to five directors to the Board (as described above). Pursuant to a letter agreement, dated February 4, 2021 (the “Letter Agreement”), between CC and Neuberger Berman Opportunistic Capital Solutions Master Fund LP (“NBOKS Master Fund”), it was agreed that, as co-owners of the Sponsor, CC and NBOKS Master Fund have right to nominate certain of the Sponsor Directors, based on the allocated as shown in the chart below. NBOKS Master Fund’s ownership for purposes of the chart is based on the securities it owned at closing of the Business Combination, but excludes interests in certain shares.

CUSIP NO. 29788T 103	Page 7 of 10

Total Sponsor Directors	Economic
Interests
Beneficially
Owned by the
Sponsor (and its
Permitted
Transferees) as a
Percentage of the
Economic
Interests
Beneficially
Owned by CC
immediately
after the Closing
of the Business
	Combination	NBOKS Master Fund Ownership >66%		NBOKS Master Fund Ownership >33%		NBOKS Master Fund Ownership <33%
		CC Directors	NBOKS Master Fund Directors	CC Directors	NBOKS Master Fund Directors	CC Directors	NBOKS Master Fund Directors
5	>85%	3	2	4	1	5	0
4	>68%	2	2	3	1	4	0
3	>51%	1	2	2	1	3	0
2	>34%	1*	1	1	1	2	0
1	>17%	1**	0	1	0	1	0
0	<17%	0	0	0	0	0	0

Also pursuant to the Letter Agreement, following the consummation of the Business Combination, after such times as the Common Stock and Warrants held by the Sponsor are registered for resale on a registration statement that has been declared effective by the SEC, the parties will cause the Sponsor to use its commercially reasonable efforts to distribute all such securities to CC and NBOKS Master Fund in accordance with their pro rata interest in the Sponsor and cause such securities to be held in the name of each such party, subject to applicable law and applicable policies of the Issuer. Following the distribution of all equity securities of the Issuer held by the Sponsor to CC and NBOKS Master Fund, CC shall be the “Sponsor Representative” for all purposes under the Investor Rights Agreement, unless otherwise agreed by CC and NBOKS Master Fund; provided, that CC shall consult with NBOKS Master Fund prior to agreeing to any amendment to the Investor Rights Agreement. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Mr. Chu serves as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Persons and their affiliated entities may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Persons and their affiliated entities of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons and their affiliate entities, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person and the affiliated entities may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer (including members of its board of directors or management), other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, or otherwise work with the board and/or management of the Issuer with a view to maximizing stockholder value. Subject to the agreements described herein, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including but not limited to: an ongoing evaluation of (and subsequent developments affecting) the Issuer’s business, financial condition, operations and prospects; price levels and availability of the Issuer’s securities; general market (and/or securities market), industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors deemed relevant by the Reporting Persons. There can be no assurance as to the outcome of any of the discussions referred to in this Statement. Depending on such factors, and subject to the agreements descried herein, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer (in open market or private transactions, block sales or otherwise), entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 12,473,143 shares, representing approximately 6.5% of the Common Stock outstanding. This amount includes: (1) 6,383,143 shares of Common Stock held directly by the Sponsor; (2) 5,140,000 Warrants held directly by the Sponsor; and (iii) 9,500,000 shares of Common Stock held directly by CC. This amount excludes 1,241,857 shares of Common Stock obtainable upon automatic conversion of 1,241,857 shares of Series B-1 common stock held directly by Sponsor, as described in Item 3.

CUSIP NO. 29788T 103	Page 8 of 10

Each of the number of shares of Common Stock, number of Warrants and shares of Series B-1 common stock reported above as directly held by the Sponsor represent 50% of the total shares of Common Stock, Warrants and shares of Series B-1 common stock held directly by Sponsor, over which the Reporting Persons, through CC, share control and ownership 50/50 with NBOKS Master Fund. Pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock, Warrants and shares of Series B-1 common stock held by the Sponsor that are not attributable to CC, and has excluded such shares of Common Stock, Warrants and shares of Series B-1 common stock from its reported beneficial ownership in this statement. The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of a Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the shares of Common Stock, Warrants or shares of Series B-1 common stock held directly by the Sponsor that are not attributable to CC.

The percentage is calculated based on 192,184,312 shares of Common Stock deemed to be outstanding as of February 4, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on February 10, 2021 and assumes the exercise of the Warrants.

(b) The Reporting Persons share with each other voting and dispositive power with respect to the Common Stock and Warrants reported herein. The Reporting Persons further share with NBOKS Master Fund voting and dispositive power with respect to the Common Stock and Warrants held directly by Sponsor. However, as noted above, pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the Common Stock and Warrants held by the Sponsor that are not attributable to CC, and has excluded such securities from this statement.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) Each of the Sponsor or CC, as applicable, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Items 3 and 4 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

A.	Joint Filing Agreement.
B.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K/A, filed with the SEC on October 15, 2020).
C.	Investor Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s current report on Form 8-K, filed with the SEC on February 10, 2021).
D.	Letter Agreement, dated February 4, 2021.
E.	Sponsor Side Letter (incorporated by reference to Exhibit 10.4 of the Issuer’s current report on Form 8-K/A, filed with the SEC on October 15, 2020).

CUSIP NO. 29788T 103	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021

Chinh E. Chu

By:	/s/ Chinh E. Chu
Chinh E. Chu

CC NB SPONSOR 1 HOLDINGS LLC

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	President & Senior Managing Director

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, $0.0001, of E2open Parent Holdings, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below who is named as a reporting person therein in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 19, 2021

Chinh E. Chu

By:	/s/ Chinh E. Chu

Chinh E. Chu

CC NB Sponsor 1 Holdings LLC

By:	/s/ Chinh E. Chu

Name:	Chinh E. Chu

Title:	President & Senior Managing Director